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                                                                  EXHIBIT (a)(5)

                                                    CONTACT: Weston B. Wetherell
                                                          708/684-6360

FOR IMMEDIATE RELEASE

              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                     BEGINS TENDER OFFER FOR COMMON SHARES

     OAKBROOK TERRACE, Ill., March 15, 1996 -- Van Kampen American Capital Prime Rate Income Trust, formerly known as Van Kampen Merritt Prime Rate Income Trust, distributed by Van Kampen American Capital Distributors, Inc., a subsidiary of Van Kampen American Capital, Inc. (Van Kampen American Capital), announced today that it has commenced a tender offer for 29,564,031 or approximately seven percent of its outstanding common shares of beneficial interest.

     The offer is not conditioned on any minimum number of common shares that must be tendered. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal. The common shares are being tendered for at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Standard time, on April 12, 1996, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Standard time, on April 12, 1996, unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than five years.

     As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors.

     The Van Kampen American Capital Prime Rate Income Trust tender offer is being made only by the Offer to Purchase dated March 15, 1996 and the related Letter of Transmittal. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen American Capital by calling 1-800-341-2911.

     Van Kampen American Capital is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $50 billion under management or supervision. Van Kampen American Capital's more than 40 open-end and 38 closed-end funds and more than 2,800 unit investment trusts are professionally distributed by leading financial advisors nationwide. Van Kampen American Capital is owned by its management and a fund managed by the investment firm of Clayton, Dubilier & Rice, Inc.